Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300  |  San Diego, CA  92130-4088  |  tel 619.234.5000  |  fax 858.509.4010

Mike Hird

tel 858.509.4024

mike.hird@pillsburylaw.com

FOIA CONFIDENTIAL TREATMENT REQUEST

Pursuant to 17 C.F.R. § 200.83

April 22, 2013

VIA EDGAR AND FAX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Karen Ubell, Staff Attorney

Joel Parker, Accounting Branch Chief

Christine Allen, Staff Accountant

Re:                             Receptos, Inc.

Registration Statement on Form S-1

File No. 333-187737

Ladies and Gentlemen:

Receptos, Inc. ( “Registrant”) hereby provides the following information in response to Comment 17 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter to Registrant dated March 14, 2013 (which is set forth in italics below), as supplemented by discussion with the Staff on April 19, 2013.  All page number references contained in Registrant’s response below correspond to the page numbers in Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”).

Registrant advises the Staff that it presently anticipates (i) finalizing a pricing range for purposes of a preliminary prospectus shortly, (ii) providing the Staff supplementally over the next few days with updated disclosure for the above-referenced Registration Statement, including disclosure based on such pricing range, (iii) commencing the printing of its preliminary prospectus at the close of business on April 25, 2013, (iv) commencing its road show on or about April 29, 2013, with a target pricing date of May 9, 2013, and (v) filing a pre-effective amendment to the Registration Statement containing pricing information (the “Pricing Amendment”) prior to the commencement of its road show.

Staff Comment 17:  We will further evaluate your common stock valuation when your IPO price has been set. Please expand your disclosure to address the following:

•                  Disclose how you determined a discount for lack of marketability of 15.3% was appropriate at December 31, 2012.

•                  Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

•                  Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Registrant addressed the first bullet of Comment 17 in its submission to the SEC of an amended confidential draft Form S-1 registration statement on March 29, 2013.  The related disclosure continues to be reflected in Amendment No. 1 (including on page 83).

This letter includes the following:

•                  A summary of Registrant’s equity-related activity subsequent to December 31, 2012;

•                  An overview of Registrant’s methodology used in determining the fair value of its common stock;

•                  An overview of events affecting fair value determinations and option pricing for activity subsequent to December 31, 2012;

•                  A discussion of Registrant’s reassessment of the deemed fair value for financial reporting purposes of its option grants issued in February and April 2013 in light of the currently anticipated price range of its common shares which is expected to be reflected in the Pricing Amendment; and

•                  A discussion of a deemed dividend on Registrant’s Series B Preferred shares issued in March 2013.

Equity-Related Transactions Since January 1, 2013: The following table summarizes Registrant’s equity-related activity, specifically stock options grants and issuances of Series B Preferred shares, since January 1, 2013 through the date of this letter:

Grant/Issuance date	Number of shares underlying grant/shares issued	Exercise or purchase price
Option Grant
February 15, 2013	1,202,800	$0.68
April 11, 2013	152,300	$1.03
April 18, 2013	2,199,063	$1.08
Series B Preferred Issuance
February 19, 2013	12,357,561	$1.03
March 27, 2013	8,238,377	$1.03

The Registration Statement includes information for periods prior to January 1, 2013 (see pages 80-84 of Amendment No. 1).  However, information presented in this letter is focused on the period from January 1, 2013 through the date of this letter (the “Review Period”).  Registrant had minimal award activity during the second half of 2012, with options for only 363,600 common shares granted during that period, all of which occurred in July 2012.  Subsequent to July 2012, and prior to the Review Period, Registrant experienced significant value-generating events as noted on page 83 of Amendment No. 1 (i.e., signing of an in-licensing agreement for RPC4046 as well as dosing the first patient in the Phase 2 trial of RPC1063 in Relapsing Multiple Sclerosis (“RMS”) in October 2012, selection of a lead banker for a potential initial public offering in November 2012, and dosing the first patient in the Phase 2 trial of RPC1063 in Ulcerative Colitis in December 2012).  Moreover, significant corporate accomplishments which Registrant believes have had the greatest impact on the value of Registrant’s common shares (as discussed below) have occurred following the commencement of the Review Period.

This letter includes a reassessment of Registrant’s fair value determinations for financial reporting purposes for its common shares in light of recent discussions with Registrant’s underwriters regarding the proposed price range of an initial public offering of Registrant’s common shares and the difference between such proposed range and Registrant’s recent stock valuations.  This reassessment will form the basis for determining the fair value of Registrant’s common stock utilized in the computation of stock-based compensation for equity grants made, and a deemed dividend on certain shares of Series B Preferred sold, during the Review Period.  In performing this reassessment, Registrant re-evaluated certain of the key components of the historical valuations.

Fair Value Determination/Methodology and Option Pricing:  The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 77 to 84 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of Amendment No. 1 include a detailed explanation of Registrant’s approach to accounting for stock-based compensation.  The disclosure includes the methodology used by Registrant to determine the fair value of its stock on dates when options were granted by its Board of Directors (the “Board”), factors considered by Registrant in determining fair value and developments that caused the fair value to increase over time. As disclosed in the Registration Statement, the fair value of the common stock underlying Registrant’s stock-based awards has been determined by the Board on each grant date, with input from management and valuations performed an independent third-party valuation consultant (with such valuations adopted by the Board).  In the absence of a public trading market for Registrant’s common stock, on each grant date Registrant has developed an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. The intent of the Board has been to grant stock options at an exercise price which is at least equal to the fair value of the underlying common stock on the date of grant.

Registrant’s determinations of the fair value of its common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. In so doing, the Board considered various objective and subjective factors to determine the fair value of Registrant’s common stock, including:

•                  contemporaneous valuation analyses performed by management and an independent third-party valuation specialist;

•                  the prices at which Registrant previously sold shares of preferred stock;

•                  the superior rights, privileges and preferences of the preferred stock relative to Registrant’s common stock at the time of each grant;

•                  the lack of an active public market for Registrant’s common and preferred stock;

•                  Registrant’s results of operations and financial position;

•                  the status of Registrant’s research and the progress of its clinical development programs;

•                  risk of failure of Registrant’s research and clinical development programs;

•                  the likelihood of achieving a liquidity event such as an initial public offering or sale of Registrant in light of prevailing market conditions, including potential valuation ranges for such outcomes;

•                  changes in Registrant’s specific target markets and changes in competitive landscape;

•                  external market conditions affecting the biotechnology industry and trends within the broader biotechnology industry, including valuations of comparable companies; and

•                  US and global economic conditions, and current equity market conditions as they relate to initial public offerings for companies similar to Registrant.

The contemporaneous valuation analyses were performed at the time of each option grant under a probability-weighted expected return method, or PWERM. Under this method, the fair value of Registrant’s common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to Registrant as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

•                  completion of an initial public offering (at a range of potential valuations);

•                  merger or third party acquisition (at a range of potential valuations); and

•                  continuation as a private company with no liquidation available to common stockholders.

Critical assumptions required to perform the PWERM at each time point include the following:

•                  Scenarios: Expected future events were identified.

•                  Scenario probabilities: Estimates of the probability of occurrence of each event were identified.

•                  Valuations: Expected ranges of future values under each scenario were estimated.

•                  Timing: Expected timing to the event under each scenario was estimated.

•                  Risk-adjusted discount rates: Risk-adjusted discount rates were selected for each equity class based on the rights and preferences of each equity class and market data.

•                  Discounts: Appropriate minority or marketability discounts, if any, required to estimate the per share value of the various equity classes were determined.

Significant Corporate Milestones since December 31, 2012:  In determining the estimated per share fair value of its common stock, Registrant has considered significant corporate milestones occurring during the Review Period, including:

•                  On February 19, 2013, Registrant raised $12.7 million through the sale of 12.4 million shares of Series B Preferred;

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RECEPTOS, INC.

***Confidential material redacted and filed separately with the Securities and Exchange Commission

•                  On February 28, 2013, Registrant obtained two Special Protocol Assessment agreements from the FDA related to Registrant’s RADIANCE trial (for the use of RPC1063 in RMS);

•                  On March 27, 2013, Registrant raised $8.5 million through the sale of 8.2 million shares of Series B Preferred;

•                  On April 3, 2013, Registrant obtained preliminary confirmation that the primary objective of its thorough QT/QTc (“TQT”) study was met; and

•                  On April 4, 2013, Registrant filed a registration statement on Form S-1 for an initial public offering.

Reassessment of Common Stock Valuation:  Recent discussions with Registrant’s underwriters have led Registrant to believe that the anticipated initial public offering price range for its common shares will be $[***] to $[***] per share.  As is typical in initial public offerings, this anticipated price range was not derived using a formal determination of fair value of Registrant’s common stock, but was determined based in part on evolving discussions between Registrant and its underwriters. Factors impacting such price range have included: progress in developing Registrant’s product candidates, including clinical results from Registrant’s recent TQT study; the general condition of the securities markets and, in particular, the receptivity of the public market for comparable pre-commercial biotechnology companies; anticipated demand for Registrant’s common stock in an initial public offering; and IPO valuations achieved recently by comparable pre-commercial biotechnology companies.

Registrant believes the difference between its previous determinations of fair value during the Review Period and the anticipated IPO price range communicated to the Staff results primarily from the following factors:

•                  Substantially Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would strengthen substantially Registrant’s balance sheet as a result of increased cash.  Additionally, the completion of a public offering would provide Registrant with access to the public equity markets.

•                  IPO Scenario Probability. Valuation reports used by the Board as part of its determination of the fair value of Registrant’s common stock during 2013 assumed a 48.8% to 61.0% probability of an IPO in May 2013, a 9.0% to 10.2% probability of a merger or sale in September 2013 and a 30.0% to 41.0% probability Registrant would remain a private company, having a sub-optimal sale or bankruptcy.  However, the anticipated price range to be set forth on the cover of Registrant’s preliminary prospectus will assume the successful completion of a public offering, resulting in an increased common stock valuation as compared to Registrant’s prior valuations which weighted other alternative outcomes.  The risk of failure, or of a sub-optimal outcome, is not contemplated by the IPO valuation.  Should Registrant fail to raise sufficient capital in its IPO, or fail to complete the IPO at all, the likelihood of these downside scenarios would be greatly increased.

•                  Substantially Enhanced Liquidity and Marketability of Registrant’s Stock. The valuations of Registrant’s common stock by the Board during 2013 reflect the illiquidity of such stock during that period and the uncertainty of Registrant’s IPO. The valuation reflected in the anticipated price range to be set forth on the cover of Registrant’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without the liquidity and marketability discounts that were applied in the 2013 valuation analyses described above.

•                  Conversion of Preferred Stock. The holders of Registrant’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock.  In particular, holders of outstanding preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of Registrant. In addition, holders of Registrant’s preferred stock are entitled to receive dividends prior to any dividends declared or paid on any common shares. The holders of preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of Registrant’s preliminary prospectus assumes the conversion of its preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RECEPTOS, INC.

***Confidential material redacted and filed separately with the Securities and Exchange Commission

As a result of Registrant’s recent discussions with its underwriters regarding an anticipated IPO price range for Registrant’s common shares, Registrant has revisited its estimates of fair value for its common stock during the Review Period for purposes of determination of stock compensation expense.  Registrant believes that the following historical events had the greatest impact on its valuation during the Review Period:

•                  2nd and 3rd Closings of Series B Preferred Share financings:  Receipt of the funding from these share issuances significantly strengthened Registrant’s financial position in early 2013.  The funding provided by these financings demonstrated the ongoing commitment of Registrant’s investor base, and allowed Registrant to continue operating without the threat of disruption of key clinical trials.  Furthermore, these financings better positioned Registrant to pursue additional avenues for capital including a proposed IPO of its common shares, and the absence of these funds would have put Registrant in a vulnerable financial position.

•                  Registrant has reassessed the impact on its fair value determinations of the funding provided by the Series B Preferred financings and, based upon its reassessment, Registrant attributes an increase of $[***] per common share on February 19, 2013 and $[***] per common share on March 27, 2013 as a result of the second and third closings of the Series B Preferred financing on such dates.

•                  Approval of SPA:  The purpose of the Special Protocol Assessment agreements is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis for Registrant’s development of RPC1063 for RMS.  Receipt of two SPA agreements for Registrant’s two expected Phase 3 trials of RPC1063 in RMS thus substantially reduces the risk that the FDA would require Registrant to perform additional clinical trials beyond Registrant’s current plan and increases Registrant’s confidence that if RPC1063 demonstrates an appropriate balance of efficacy, safety and tolerability in Phase 3 trials, it can be approved for the treatment of RMS.  The receipt of the two SPA agreements also increases Registrant’s confidence that, assuming the availability of adequate resources and success with ongoing and future clinical trials, Registrant’s goals with respect to the timeframe for late-stage clinical development of RPC1063 can be achieved.

•                  Registrant has reassessed the impact on its fair value determinations of the two SPA agreements reached with the FDA and, based upon its reassessment, Registrant attributes an increase of $[***] per common share on February 28, 2013 upon concluding the two SPA agreements with the FDA.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RECEPTOS, INC.

***Confidential material redacted and filed separately with the Securities and Exchange Commission

•                  Receipt of TQT Data:  QT interval prolongation (associated with the heart’s electrical conduction system) has been a significant safety issue in the biotechnology industry for many pharmaceutical development candidates.  The results of Registrant’s TQT study indicate that RPC1063 does not prolong the QT interval, reducing this major risk.  The TQT trial also nearly doubled Registrant’s overall clinical experience with RPC1063 for completed clinical trials.  The TQT study results as well as the safety and tolerability profile which appeared to be consistent with Registrant’s prior Phase 1 trial represent further risk mitigation in Registrant’s clinical development program. Registrant believes that this data indicates the better potential safety characteristics of its compound (RPC1063) relative to existing RMS treatments.

•                  Registrant has reassessed the impact on its fair value determinations of the receipt of favorable TQT data in April 2013 and, based upon its reassessment, Registrant attributes an increase of $[***] per common share on April 3, 2013.

The impact of the foregoing events on the revised deemed fair value of the Company’s common shares is as follows:

Value inflection point	Date of occurrence	Increase in deemed fair value of common shares from reassessment		Reassessed deemed value per common share
Valuation at beginning of Review Period	12/31/2012	—			$0.64
Completion of Series B Preferred financing 2nd closing	2/19/2013	$	[***]	$	[***]
Approval of two SPA Agreements by FDA	2/28/2013	$	[***]	$	[***]
Completion of Series B Preferred financing 3rd closing	3/27/2013	$	[***]	$	[***]
Receipt of TQT data	4/3/2013	$	[***]	$	[***]
Currently anticipated low end of pricing range of IPO	4/14/2013	—		$	[***]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RECEPTOS, INC.

***Confidential material redacted and filed separately with the Securities and Exchange Commission

Consistent with the above reassessments of fair value for financial reporting purposes, Registrant proposes to use, for stock-based compensation purposes, a deemed fair value of $[***] for its option grants on February 15, 2013 and a deemed fair value of $[***] for its option grants on April 11, 2013 and April 18, 2013.  As a result, Registrant intends to record additional stock-based compensation of $[***] over the vesting period associated with such grants commencing with the first quarter of 2013 (for the grants that took place during such quarter), with additional stock-based compensation of approximately $[***] in such first quarter.  The following table sets forth the relevant components for calculating such additional stock-based compensation.

Grant dates	Number of common shares underlying grant	Exercise price per common share	Reassessed deemed fair value per common share		Aggregate additional increment of Black Scholes valuation using reassessed deemed fair value instead of exercise price
February 15, 2013	1,202,800	$0.68	$	[***]	$	[***]
April 11, 2013	152,300	$1.03	$	[***]	$	[***]
April 18, 2013	2,199,063	$1.08	$	[***]	$	[***]

Registrant proposes to update its MD&A in the Registration Statement to include the disclosure relating to the reassessment of the deemed fair value of its common stock and additional stock-based compensation expense as set forth in Appendix A to this letter.

Deemed Dividend on Series B Preferred Shares:  Registrant expects that the reassessment of fair value of its common stock for financial reporting purposes as noted above would also impact the accounting for the Series B Preferred shares issued on March 27, 2013 inasmuch as such shares were sold at a price per share below the revised deemed fair value of Registrant’s common stock for that time.  Accordingly, Registrant proposes to record a deemed dividend of $[***] in the first quarter of 2013 associated with the issuance of such shares, which is equal to the number of shares sold on March 27, 2013 (i.e., 8,238,377) multiplied by the difference between the estimated fair value of the underlying common stock and the Series B Preferred conversion price per share on that date (i.e., $[***] - $1.03 = $[***]).  The revision of the estimated fair value of Registrant’s common stock (i.e., $[***] per share as of February 19, 2013) would not impact the accounting for the Series B Preferred shares issued on February 19, 2013 given the Series B Preferred conversion price per share of $1.03 on that date.

Registrant proposes to update its MD&A in the Registration Statement to include the disclosure relating to the deemed dividend as set forth in Appendix A to this letter.  Additionally, Registrant will include disclosure of such charge in the subsequent events footnote to the financial statements.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird

Mike Hird

cc:              Receptos, Inc.

Faheem Hasnain

Graham Cooper

Cooley, LLP

Tom Coll, Esq.

Charles S. Kim, Esq.

Sean Clayton, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Patty M. DeGaetano, Esq.

Appendix A

Common Stock Valuation

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. In addition, our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•                  contemporaneous valuations performed by independent third-party valuation specialists;

•                  the prices at which we sold shares of preferred stock;

•                  the superior rights, privileges and preferences of the preferred stock relative to our common stock at the time of each grant;

•                  the lack of an active public market for our common and our preferred stock;

•                  our results of operations and our financial position;

•                  the status of our research and development efforts;

•                  our stage of development;

•                  our business strategy and advancement of our lead compounds;

•                  the likelihood of achieving a liquidity event such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions;

•                  external market conditions affecting the biotechnology industry and trends within the broader biotechnology industry; and

•                  US and global economic conditions.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous valuations of our common stock.

Once we determined the estimated value of the underlying common stock, we computed the per share estimated fair value for stock option grants based on the Black-Scholes option pricing model.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RECEPTOS, INC.

***Confidential material redacted and filed separately with the Securities and Exchange Commission

The following table summarizes stock options granted since January 1, 2011 through April 19, 2013:

Grant dates	Number of common shares underlying options granted	Exercise price per common share	Reassessed deemed fair value per common share(1)		Intrinsic value per common share at grant date
April 7, 2011	1,355,243	$0.04		$0.04	—
June 29, 2011	1,229,390	$0.04		$0.04	—
October 6, 2011	300,000	$0.04		$0.04	—
November 16, 2011	40,000	$0.04		$0.04	—
January 25, 2012	898,930	$0.04		$0.04	—
July 10, 2012	363,600	$0.06		$0.06	—
February 15, 2013	1,202,800	$0.68	$	[***]	$ [***]
April 11, 2013	152,300	$1.03	$	[***]	$ [***]
April 18, 2013	2,199,063	$1.08	$	[***]	$ [***]

(1)   The fair value of our common stock was reassessed subsequent to the grant date.

At December 31, 2012, we had $0.1 million and $18,000 of total unrecognized stock-based compensation expense associated with our time-based vesting awards and our performance-based awards, respectively, which will be recognized over a weighted average period of 2.4 years and 2.9 years respectively.

~~Based on the assumed initial public offering price of $            per share, which is the midpoint of the price ranges set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding as of December 31, 2012 was $          million, of which $             million and $             million would have been related to stock options that were vested and unvested, respectively, at that date.~~

Our contemporaneous valuation analysis has been conducted under a probability-weighted expected return method, or PWERM. Under this method, the fair value of our common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

•                  completion of an initial public offering (on a high and low basis);

•                  sale to a strategic acquirer (on a high and low basis);

•                  collaboration arrangement with subsequent liquidation event, and

•                  continuation as a private company with subsequent liquidation event

Critical assumptions required to perform the PWERM include the following:

•                  Scenarios: Expected future events were identified.

•                  Scenario probabilities: Estimates of the probability of occurrence of each event were identified.

•                  Valuations: Expected future values under each scenario were estimated.

•                  Timing: Expected timing to the event under each scenario we estimated.

•                  Risk-adjusted discount rates: Risk-adjusted discount rates were selected for each equity class based on the rights and preferences of each equity class and market data.

•                  Discounts: Appropriate minority or marketability discounts, if any, required to estimate the per share value of the various equity classes were determined.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the fair value of the underlying common stock and amount of our stock-based compensation expense, net income, (loss), and net income (loss) per share amounts would have differed.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

April 2011 Grant.  On April 7, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of March 1, 2011, which resulted in a fair market value of our common stock of $0.04 per share. We estimated that as of March 1, 2011, there was a 5% probability of an initial public offering scenario (3.0% low valuation/2.0% high valuation) in 3.75 years, a 10.0% probability of a third-party acquisition (6.0% low valuation/4.0% high valuation) in 3.75 years and a 85.0% probability of an event in which no liquidity is available to common stockholders. We applied a 10.0% discount for lack of control and a 30.0% discount for lack of marketability for the common stockholders. This valuation also contemplated the issuance of shares of our Series A preferred stock which occurred in June 2011. Our board of directors determined no events occurred between March 1, 2011 and April 7, 2011 which would have impacted these assumptions.

June 2011 Grant.  On June 29, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

October 2011 Grant.  On October 6, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

November 2011 Grant.  On November 16, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

January 2012 Grant.  On January 25, 2012, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

July 2012 Grant.  On July 10, 2012, our board of directors determined that the fair value of our common stock was $0.06 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of May 1, 2012, which resulted in a fair market value of our common stock of $0.06 per share. We estimated that as of May 1, 2012, there was a 4.0% probability of an initial public offering scenario (2.0% low valuation/2.0% high valuation) in 1.67 years, a 20.0% probability of a third-party acquisition (6.0% low valuation/2.0% high valuation in 1.67 years/12.0% mid value in 0.67 years) and a 76.0% probability of an event in which no liquidity is available to common stockholders in 1.16 years. We applied a 40.0% discount for lack of marketability for the common stockholders. This valuation also took into consideration the sale of 12.4 million shares of Series B preferred stock in February and March 2012. Our board of directors determined that no events occurred between the May 1, 2012 valuation date and July 10, 2012 which would have impacted these assumptions.

December 2012 Valuation.  For purposes of computing stock based compensation expense as of December 31, 2012, our board of directors determined that the fair value of our common stock was $0.64 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of December 31, 2012, which resulted in a fair market value of our common stock of $0.64 per share. We estimated that as of December 31, 2012, there was a 48.8% probability of an initial public offering scenario within 0.58 to 1.5 years, a 10.2% probability of a merger or a third party acquisition within 0.75 and 4.5 years, and a 41.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 14.2% and 58.2% depending on the model and term).  We applied a discount for lack of marketability of 10.0% for 0.58-year terms, 15.0% for 0.75-year terms, 25.0% for 1.5-year terms, 30.0% for 2.0-year terms, and 40.0% for 4.5-year terms, which resulted in a probability-weighted average discount for lack of marketability of 15.3% for the common stockholders. The following internal and external value-generating events occurred between July 10, 2012 and December 31, 2012:

•                  in October 2012, we signed an in-license agreement with a major pharmaceutical company for RPC4046;

•                  in October 2012, the first patient was dosed in the Phase 2 trial for RPC1063 in RMS;

•                  in November 2012, we selected a lead banker for a potential IPO effort; and

•                  in December 2012, the first patient was dosed in the Phase 2 trial for RPC1063 in UC.

February 2013 Grant.  On February 15, 2013, our board of directors determined that the fair value of our common stock was $0.68 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of February 14, 2013, which resulted in a fair market value of our common stock of $0.68 per share. We estimated that as of February 14, 2013, there was a 48.8% probability of an initial public offering scenario within 0.46 to 1.38 years, a 10.2% probability of a merger or a third party acquisition within 0.63 and 4.38 years, and a 41.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 12.6% and 57.9% depending on the model and term). We applied a discount for lack of marketability of 10.0% for 0.46-year terms, 15.0% for 0.63-year terms, 25.0% for 1.38-year terms, 30.0% for 1.88-year terms, and 40.0% for 4.38-year terms, which resulted in a probability-weighted average discount for lack of marketability of 13.2% for the common stockholders. This valuation updated the December 31, 2012 valuation by our board which had determined that the fair value of our common stock at fiscal year-end was $0.64 per share.  As part of this determination, our board of directors concluded that other than the passage of time, no significant internal or external value-generating events had occurred between December 31, 2012 and the February 15, 2013 stock option grants.

April 11, 2013 Grant.  On April 11, 2013, our board of directors determined that the fair value of our common stock was $1.03 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of March 31, 2013, which resulted in a fair market value of our common stock of $1.03 per share. We estimated that as of March 31, 2013, there was a 61.0% probability of an initial public offering scenario within 0.17 to 1.25 years, a 9% probability of a merger or a third party acquisition within 0.50 and 4.25 years, and a 30.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 12.6% and 57.9% depending on the model and term). We applied a discount for lack of marketability of 6.0% for 0.17-year terms, 11.5% for 0.50-year terms, 22.0% for 1.25-year terms, 27.0% for 1.75-year terms, and 36.0% for 4.25-year terms, which resulted in a probability-weighted average discount for lack of marketability of 9.8% for the common stockholders. This valuation updated the February 15, 2013 valuation by our board which had determined that the fair value of our common stock was $0.68 per share.  The following internal and external value-generating events occurred between February 15, 2013 and April 11, 2013:

•                  On February 19, 2013, we sold 12,357,561 shares of Series B convertible preferred stock for net proceeds of $12,724,760;

•                  On February 28, 2013, we obtained two SPA agreements from the FDA related to our RADIANCE trial;

•                  On March 27, 2013,  we sold 8,238,377 shares of Series B convertible preferred stock for net proceeds of $8,467,010;

•                  On April 3, 2013, we obtained preliminary confirmation that the primary objective of our TQT study was met (see “Business — RPC1063 Development — Thorough QT Study”); and

•                  On April 4, 2013, we filed a registration statement on Form S-1 for an initial public offering.

April 18, 2013 Grant.  On April 18, 2013, our board of directors determined that the fair value of our common stock was $1.08 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of April 16, 2013, which resulted in a fair market value of our common stock of $1.08 per share. We estimated that as of April 16, 2013, there was a 61.0% probability of an initial public offering scenario within 0.13 to 1.25 years, a 9.0% probability of a merger or a third party acquisition within 0.50 and 4.25 years, and a 30.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 6.5% and 57.9% depending on the model and term). We applied a discount for lack of marketability of 5.5% for 0.13-year terms, 11.0% for 0.50-year terms, 21.5% for 1.25-year terms, 26.5% for 1.75-year terms, and 35.5% for 4.25-year terms, which resulted in a probability-weighted average discount for lack of marketability of 9.2% for the common stockholders. This valuation updated the April 11, 2013 valuation by our board which had determined that the fair value of our common stock was $1.03 per share.  As part of this determination, our board of directors concluded that other than the passage of time, no significant internal or external value-generating events had occurred between April 11, 2013 and the April 18, 2013 stock option grants.

We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RECEPTOS, INC.

***Confidential material redacted and filed separately with the Securities and Exchange Commission

Retrospective Reassessment of Fair Value

In April 2013, in consultation with the underwriters, we determined the anticipated initial public offering price range to be $[***] to $[***] per share. As a result of establishing the preliminary price range estimate for our IPO, we revisited for financial reporting purposes our estimates of fair value of our common stock subsequent to December 31, 2012.  We believe the difference between our previous determinations of the fair value of our common stock for the option grants made in February and April 2013, as determined by our board of directors, and the fair value of our common stock underlying shares of Series B convertible preferred stock sold in February and March 2013, on the one hand, and the price range included on the cover of this prospectus, on the other hand, is a result of the following factors:

•                  the price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created.  The price range therefore excludes any marketability or illiquidity discount for our common stock, and assumes that we are able to raise capital to fund our operations; and

•                  differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with us compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors.

As a consequence of the reassessment of fair value of our common stock for financial reporting purposes, we have determined that, in order to calculate the appropriate share-based compensation expense, that reassessed fair values of our common stock as of February 15, 2013, April 11, 2013, and April 18, 2013 of $[***], $[***] and $[***] per share, respectively, are a better estimate of fair value in relation to the initial public offering price range.  We also considered qualitative factors, including that the additional expense was a non-cash expense and did not change any operating results, and we are still in the clinical stage of development for our product candidates. Accordingly, we expect to record incremental share-based compensation expense of approximately $[***] over the vesting period of these awards, of which approximately $[***] is expected to be recorded for the first quarter of 2013, which is not expected to materially affect the results of operations for the quarter.  We expect to recognize total compensation expense of approximately $[***], net of estimated forfeitures, for outstanding grants made subsequent to January 1, 2013 and prior to the completion of this offering.

Based on an assumed initial public offering price of $[      ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding as of the date of this prospectus was $[        ] million, of which $[        ] million and $[        ] million would have been related to stock options that were vested and unvested, respectively, at that date.

Additionally, as a consequence of the reassessment of fair value of our common stock for financial reporting purposes, we have determined that the deemed fair value of the shares of common stock underlying the Series B preferred stock we sold on February 19, 2013 for a purchase price of $1.03 per share was $[***] per share, and that the deemed fair value of the shares of common stock underlying the Series B preferred stock we sold on March 27, 2013 for a purchase price of $1.03 per share was $[***] per share.  Therefore, we expect to record a deemed dividend of $[***] in the first quarter of 2013 associated with the issuance of the Series B preferred stock sold on March 27, 2013, which is equal to the number of shares of Series B preferred stock sold on March 27, 2013 of 8,238,377 shares, multiplied by the difference between the estimated fair value of the underlying common stock of $[***] and the Series B conversion price per share on such date of $1.03.  The reassessment of the fair value of our common stock for financial reporting purposes does not impact the accounting for the 12,357,561 shares of Series B preferred stock sold on February 15, 2013 as the conversion price per share of $1.03 on such date exceeds our revised estimate of the fair value of our common stock of $[***] per share.